IMPERIAL

RECEIVED
2008 AUG 28 P 1:19

21 August 2008

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA [redacted]

SUPPL

08004578

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited on 21 August 2008:

- Appendix 3Y Change of Directors Interest Notice

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

p.p.

D L Hughes
Secretary

PROCESSED
SEP 02 2008
THOMSON REUTERS

dlw 8/29

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Imperial Corporation Limited**
ABN	**29 002 148 361**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce William McLeod
Date of last notice	16 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Eastern & Pacific Capital Pty Ltd. This Company acts as Trustee for the McLeod Super Fund and McLeod Family Holdings. BW McLeod is a Director of this Company and a beneficiary of the Fund. BW McLeod is not a beneficiary of McLeod Family Holdings.
Date of change	15 August 2008
No. of securities held prior to change	Eastern & Pacific Capital – 62,292,547 B W McLeod – 5,104,167
Class	Fully Paid Ordinary Shares
Number acquired	Eastern & Pacific Capital – 8,824,829
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$101,843
No. of securities held after change	Eastern & Pacific Capital – 71,117,386 BW McLeod – 5,104,167

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END